TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



November 13, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption (FILE NO. 82-5113) SUPPL

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Clearance of Accumulated Loss through Reduction of Capital;

2. Total Registrations and DTH Subscribers as of the end of July 2003;

3. Comment as to the Nippon Keizai Shimbun's Article on August 29, 2003 "SKY Perfect will shift the lifting to the first section of Tokyo Stock Exchange in November.";

4. Notice Regarding Change in Major Stockholders and the Ratio of Foreigners' Stockholding;

5. Total Registrations and DTH Subscribers as of the end of August 2003;

6. Announcement of Team-up with Jupiter Telecommunications Co., Ltd. Based on Digital Broadcasting Services on Digital Cable Television;

7. SKY Perfect Communications Inc. Enters Marketing Alliance with TSUNAGU NETWORK COMMUNICATIONS INC. in Content Distribution Business through FTTH;

8. SKY Perfect Communications Inc. Enters Marketing Alliance with usen Corp. in Content Distribution Business through FTTH and Capital Alliance with U's Communications Corp. through Allocation of New Shares to Third Parties;

9. Total Registrations and DTH Subscribers as of the end of September 2003;

10. Announcement on the revision of the business results forecast;

dlw 11/18

11. Notice Regarding the Ratio of Foreigners' Stockholding;

12. Consolidated Semi-Annual Report Release for the year ending March 2004;

13. Summary of Business Results for 1st Half of Fiscal Year 2003 (Supplement) ; and

14. Total Registrations and DTH Subscribers as of the end of October 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

August 1, 2003

To whom it may concern:



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Clearance of Accumulated Loss through Reduction of Capital

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) is pleased to announce that its accumulated loss has been eliminated as of today as a result of the reduction in capital (Proposal No. 2) described below, as determined at the 9th Ordinary General Meeting of Shareholders held on June 27, 2003.

After a decision at the general shareholders' meeting, we have implemented the prescribed creditor-protection proceedings, and have placed a notification in the Gazette and provided an individual notice to creditors. This action was undertaken in accordance with provisions of the Commercial Code. There was no objection made by the creditors as of the deadline of July 31. As a result, the reduction of capital took effect on this day, August 1, 2003.

Capital is to be changed as follows:

| | |
|---|---|
| Capital before reduction: | ¥139,461,600,000 |
| Capital reduction: | ¥ 89,461,600,000 |
| Capital after reduction: | ¥ 50,000,000,000 |

As a result of this action, the accumulated loss of our Company was eliminated on August 1, in conjunction with Proposal No. 1, the reduction of additional paid-in capital as validated on June 27, at the General Shareholders' meeting.

The present clearance of accumulated loss indicates the transfer of accounts in capital without making any change to either the net assets of our Company or to the number of shares issued. Consequently, the amount of net assets per share is unchanged.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern: August 4, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Toshikuni Shimizu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers
## *as of the end of July 2003*

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of July 2003.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 39, 476 | 35, 964 |
| Churn | 23, 518 | 22, 718 |
| Churn Rate*3 | 8. 1% | 9. 0% |
| July Net Increase | 15, 958 | 13, 246 |
| Cumulative Total | 3, 488, 489 | 3, 047, 392 |

| SKY PerfecTV! | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 35, 781 | 32, 301 |
| Churn | 23, 169 | 22, 386 |
| Churn Rate*3 | 8. 1% | 9. 0% |
| July Net Increase | 12, 612 | 9, 915 |
| Cumulative Total | 3, 434, 238 | 2, 994, 383 |

| SKY PerfecTV! 2 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 3, 695 | 3, 663 |
| Churn | 349 | 332 |
| Churn Rate*3 | 8. 2% | 8. 0% |
| July Net Increase | 3, 346 | 3, 331 |
| Cumulative Total | 54, 251 | 53, 009 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

August 29, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**Comment as to the Nippon Keizai Shimbun's Article on August 29, 2003 "SKY Perfect will shift the lifting to the first section of Tokyo Stock Exchange in November."**

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announces our comment as to the Nippon Keizai Shimbun's Article, "SKY Perfect will shift the lifting to the first section of Tokyo Stock Exchange in November."

Comment:

As to the subject above, we have applied to Tokyo Stock Exchange to shift the listing from MOTHERS to the first section. However, we are not in a position to comment on the matter including the propriety or the timing to shift because they depend on the examination by Tokyo Stock Exchange.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

August 29, 2003

To whom it may concern:



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Notice Regarding Change in Major Stockholders and the Ratio of Foreigners' Stockholding

## I. Change in major stockholders

We hereby make the following notice, since there was a change in our major stockholders as of August 29, 2003.

1. Background to the change

Newscorp Japan Holdings B.V. (Head office: Netherlands, Representative: Arthur Siskind), which is one of our stockholders and a one hundred percent subsidiary of The News Corporation Limited (Head office: Australia, Representative: Rupert Murdoch), has transferred 181,998 stocks out of its holding 182,000 stocks of our company to our three largest stockholders: Sony Broadcast Media Co., Ltd. (Head office: Shinagawa-ku, Tokyo, President: Masayuki Nozoe, Main business: Management of broadcasting business); Fuji Television Network, Inc. (Head office: Minato-ku, Tokyo, President & COO: Koichi Murakami, Main business: Broadcasting business); and Itochu Corporation (Head office: Minato-ku, Tokyo, President and Chief Executive Officer: Uichiro Niwa, Main business: General trading company).

2. The number of stocks owned by the subject stockholders and percentage of total number of stockholders

| Stockholders' names | | Number of voting rights (Stockholding) | Percentage of total stockholders' voting rights*1 | Ranking of large stockholders |
|---|---|---|---|---|
| Sony Broadcast Media Co., Ltd. | Before transfer | 222,392 voting rights (222,392 stocks) | 9.939 % | 1st |
| | After transfer | 283,058 voting rights (283,058 stocks) | 12.651 % | 1st |

| | | | | |
|---|---|---|---|---|
| Fuji Television Network, Inc. | Before transfer | 222,392 voting rights (222,392stocks) | 9.939 % | 1st |
| | After transfer | 283,058 voting rights (283,058stocks) | 12.651 % | 1st |
| Itochu Corporation*2 | Before transfer | 222,392 voting rights (222,392stocks) | 9.939 % | 1st |
| | After transfer | 283,058 voting rights (283,058stocks) | 12.651 % | 1st |

＊1 Number of stocks with no voting rights deducted from the number of total stocks issued: 0 stocks
Total number stocks issued as of August 29, 2003 2,237,500 stocks

＊2 The number of stocks owned by Itochu Corporation given above includes 147,000 stocks that the company contributes to assets in trust for the employee pension trust. (In a stockholders' list, the stockholders' name is referred to as Mizuho Trust & Banking Co., Ltd. Employee Pension Trust Account, Itochu Corporation account.)

3. Future prospectus

As the three companies noted above have been our largest stockholders, this change will produce no specific effect.

## II. Ratio of foreigners' stockholdings

We hereby issue the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 11.113% of total stocks with voting rights as of August 29, 2003.

1. Percentage stockholding of foreigners as of August 29, 2003

| | |
|---|---|
| Number of stocks owned by foreigners [A]<br>(Reference: Number of stocks with voting rights in [A]) | 248,665<br>(248,665) |
| Number of total stocks issued [B]<br>(Reference: Number of stocks with voting rights in [B]) | 2,237,500<br>(2,237,500) |
| Percentage stockholding of foreigners<br>[A/B x 100 (rounded to third decimal place)] | 11.113% |

2. Date of public announcement

September 8, 2003 (Newspaper carrying the article: *Nihon Keizai Shinbun*, morning edition)

(Reference)

Under the Broadcast Law, Article 52-8, Paragraph 1, we may refuse a request by foreign persons who own our stocks (including (X) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations) to have their name entered in our shareholder register if

our acceptance of the request would result in the 20 percent threshold being exceeded.

Meanwhile, under the Broadcast Law, Article 52-8, Paragraph 2, for as long 15 percent or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to make public the percentage every six months pursuant to our Articles of Incorporation.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

NEWS RELEASE

For Immediate Release

# News Corporation Divests its Shares in SKY Perfect Communications

**Tokyo, 29 August 2003** - The News Corporation Limited Japan and SKY Perfect Communications Inc. (SKY PerfecTV!) announced today that News Corporation has divested a 8.134% shareholding (181,998 shares) in SKY PerfecTV! to its main existing shareholders Sony Broadcast Media Co. Ltd., Itochu Corporation, and Fuji Television Network Inc. on an equal basis (each 60,666 shares). After the transaction, Sony Broadcast Media, Itochu and Fuji Television will each own 12.651% of SKY PerfecTV!.

Commenting on this, James Murdoch, Executive Vice President of News Corporation and Chairman and Chief Executive of STAR Group Limited, its Asia subsidiary, said, "We have enjoyed a close and profitable relationship with our partners and together we have built a platform and a multi-channel market in Japan. News Corporation remains fully committed to this market, and we will continue to take part in this business as a content provider, and leveraging our wide range of channels and content assets, in particular filmed entertainment, sports, and general entertainment. I am certain of SKY PerfecTV's future success and plan to continue to work closely with it."

News Corporation holds various investments in Japan including its Fox International Channels Group's FOX Channel, FOX News, and National Geographic Channel; J SKY SPORTS (14.3%), STAR CHANNEL (17.8%), Nihon Eiga (15.0%), and Space Shower Network (10.0%).

Hajime Shigemura, President, SKY PerfecTV! said, "We are grateful for News Corporation's support in the establishment and consolidation of the pay television industry in Japan. I am pleased that News Corporation will continue its involvement in Japan through the provision of high quality content in its owned and operated channels on our platform and through its joint venture channels. We will continue to consider ourselves a partner with News Corporation's global group of satellite platforms, and are planning to further enhance our relationship. We look forward to the continued exchange of information and programming cooperation."

**Press contacts:**
Mr Yoshihide Toh, Sky Perfect Communications 81-3-5468-9329
Ms Yoko Kishimoto, News Corporation Japan 81-3-5469-6551

About News Corporation:
The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of March 31, 2003 of approximately US$42 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

About SKY Perfect Communication:
SKY Perfect Communications Inc.(TSE MOTHERS: 4795) had total assets as of March 31, 2003 of approximately US$1,101 million and total annual revenues of approximately US$596 million. SKY Perfect Communications offers a digital multi-channel satellite broadcasting service in Japan and engages in subscriber management and marketing as a platform carrier. Today SKY Perfect has 3.1 million satellite subscribers and is the leading digital satellite platform in Japan.

- ENDS -

FILE No.
82—5113

To whom it may concern:



September 2, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers as of the end of August 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of August 2003.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 38, 413 | 34, 140 |
| Churn | 22, 858 | 21, 011 |
| Churn Rate*3 | 7. 9% | 8. 3% |
| August Net Increase | 15, 555 | 13, 129 |
| Cumulative Total | 3, 504, 044 | 3, 060, 521 |

| SKY PerfecTV! | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 35, 542 | 31, 279 |
| Churn | 22, 527 | 20, 679 |
| Churn Rate*3 | 7. 9% | 8. 3% |
| August Net Increase | 13, 015 | 10, 600 |
| Cumulative Total | 3, 447, 253 | 3, 004, 983 |

| SKY PerfecTV! 2 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 2, 871 | 2, 861 |
| Churn | 331 | 332 |
| Churn Rate*3 | 7. 3% | 7. 5% |
| August Net Increase | 2, 540 | 2, 529 |
| Cumulative Total | 56, 791 | 55, 538 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:



September 9, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Announcement of Team-up with Jupiter Telecommunications Co., Ltd. Based on Digital Broadcasting Services on Digital Cable Television

We are pleased to attach a press release issued today jointly with Jupiter Telecommunications Co., Ltd. with respect to the above.

We expect that this announcement will have a minor impact on our business results.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

**September 9, 2003**
**FOR IMMEDIATE RELEASE**
Jupiter Telecommunications Co., Ltd.
SKY Perfect Communications Inc.

## J-COM BROADBAND AND SKY PerfecTV! TEAM UP TO ADVANCE DIGITAL BROADCASTING SERVICES IN JAPAN

**Tokyo, JAPAN** -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, and SKY Perfect Communications Inc., Japan's digital multi-channel broadcasting services company, today announced an agreement whereby J-COM Broadband will utilize SKY PerfecTV!'s function of digital encoding of broadcast signals, the satellite-delivered multi-channel entertainment platform, to provide J-COM Broadband cable customers digital cable television services beginning next year.

With plans to introduce digital multi-channel services in 2004, J-COM Broadband systems will use SKY PerfecTV!'s digital technology to locally re-multiplex digital signals it receives from SKY PerfecTV!'s satellite platform to offer J-COM TV customers a new digital cable service. J-COM Broadband will be able to offer its customers an efficient and effective digital product – including pay-per-view services and electronic program guide (EPG) options not currently available.

J-COM Broadband is planning to launch CS digital multi-channel broadcasting services by the end of June 2004. The first areas to introduce the approximately 60-channel service (and the accompanying digital options including pay-per-view and EPG) include J-COM Broadband Tokyo, J-COM Broadband Kansai (the Kawachi system), and J-COM Broadband Fukuoka.

Following this alliance, SKY Perfect Communications will promote its Content Aggregator & Multi-Platform Strategy further. Both companies will endeavor to expand multi-channel pay TV market to meet various needs of viewers.

September 11, 2003

To whom it may concern:



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# SKY Perfect Communications Inc. Enters Marketing Alliance with TSUNAGU NETWORK COMMUNICATIONS INC. in Content Distribution Business through FTTH

We are pleased to make an announcement on the subject above in connection with the attached press release issued today jointly with TSUNAGU NETWORK COMMUNICATIONS INC.

We estimate that the number of subscribers for the service via FTTH will be at least 500,000 as of March 2008. Although this is a step towards commencement of the service within this year, we expect that this marketing alliance will not have a major effect on our consolidated business results.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

September 11, 2003
Press release

TSUNAGU COMMUNICATIONS INC.
SKY Perfect Communications Inc.

# Marketing Alliance between TSUNAGU NETWORK COMMUNICATIONS INC. and SKY PerfecTV! in FTTH-Based Content Distribution Business

SKY Perfect Communications, Inc. (Headquarters: Shibuya-ku, Tokyo. President and Representative Director: Hajime Shigemura; "SKY Perfect") and TSUNAGU NETWORK COMMUNICATIONS INC. (Headquarters: Minato-ku, Tokyo. President and CEO: Takanobu Mitani; "TSUNAGU") have agreed to enter into a marketing alliance SKY PerfecTV! multi-channel pay TV service delivered through FTTH and the terrestrial/BS (digital) broadcast re-transmission service that OptiCast Inc. (a wholly-owned subsidiary of SKY Perfect. Headquarters: Shibuya-ku, Tokyo. President and Representative Director: Masao Nito) is planning to launch this December.

This agreement is the first example of a sales alliance involving SKY PerfecTV! multi-channel pay TV service and the re-transmission service through FTTH to be provided for OptiCast by NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (hereinafter, "NTT East").

The provider of "e-mansion," Japan's largest dedicated broadband Internet access service, a consultant in planning of IT services for condominiums and a design supervisor as an ISP specializing in services for condominiums, TSUNAGU will promote sales of multi-channel pay TV service and the re-transmission service through NTT East's FTTH, offered by OptiCast to condominiums that are being developed or that have already been constructed by three shareholders (Marubeni Corporation, Mitsubishi Estate Co., Ltd. and Tokyo Tatemono Co., Ltd.) of TSUNAGU and other developers.

Leveraging the expertise in condominium construction of the three shareholders who focus on the needs of tenants, the "e-mansion" broadband Internet access service offered by TSUNAGU delivers unique services not available from other condominium providers, including a "Selectable Menu" that allows subscribers to choose the transmission speed. The Internet connectivity service was introduced in about 49,000 households in 620 buildings sold or managed by groups operating under the aegis of the three shareholders and other developers as of July 1, 2003, one of the highest number of subscriptions for Internet service for condominiums in Japan.

As a (cable) broadcaster under the Law Concerning Broadcast via Telecommunications Carriers' Facilities, OptiCast will begin providing SKY PerfecTV!, terrestrial, terrestrial digital and BS digital channels broadcast

through FTTH for condominiums where antenna installation is restricted or antennas cannot be installed in the appropriate direction for satellite reception in certain parts of Tokyo this December. In addition, the new service requires only one coaxial cable for receiving SKY PerfecTV! and BS digital broadcasts, although two coaxial cables needed to be connected previously. This would enable developers to dramatically reduce costs during the construction of condominiums and will also help improve the amenities at condominiums that did not previously permit the reception of all SKY PerfecTV! channels with the preexisting Satellite Master Antenna Television system. As OptiCast see condominiums as the main target for this service in the initial stages, we opted to tie up with TSUNAGU, which has an excellent track record in the planning and sale of IT services for condominiums.

* "e-mansion" is a registered trademark of TSUNAGU NETWORK COMMUNICATIONS INC.

---

*Press Contact:

TSUNAGU NETWORK COMMUNICATIONS INC.

Contact: Ryuhman E-mail: press@tsunagunet.com

TEL:03-5444-7477

FAX:03-5444-7554

SKY Perfect Communications Inc. Public Relations Dept.

TEL:03-5468-9400

FAX:03-5468-9399

(For reference)

1. Profile of TSUNAGU NETWORK COMMUNICATIONS INC.

(1) Company name: TSUNAGU NETWORK COMMUNICATIONS INC.

(2) President and CEO: Takanobu Mitani

(3) Address: 4F Marubeni Tamachi Building, 5-20-6 Shiba, Minato-ku, Tokyo

(4) Date of establishment: January 24, 2001

(5) Main business: Dedicated Internet broadband connection for condominiums

(6) Capital: 1.5 billion yen

(7) Shareholders: Marubeni Corporation (60%), Mitsubishi Estate Co., Ltd. (20%), Tokyo Tatemono Co., Ltd. (20%)

(8) Website: http://www.tsunagunet.com/

2. Profile of OptiCast Inc.

(1) Company name: Kabushiki-Kaisha OptiCast ("OptiCast Inc." in English)

(2) Representative: Masao Nito (Current Managing Director of SKY Perfect Communications Inc.)

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Date of establishment: June 2, 2003

(5) Main business: Content distribution business through FTTH

(6) Capital: 480 million yen

(7) Shareholders: SKY Perfect Communications (100%)

3. Business model for the present marketing alliance



Telecommunications carrier
(NTT, etc.)
Provision of optical fiber circuits
Terrestrial/BS broadcast (including digital)
Consent to re-transmission
Content provider
Content provider
Provision of programs
OptiCast ((cable) broadcaster)
Platform business
SKY Perfect Communications Inc.
Provision of broadcasting service
Marketing alliance
Condominiums (customer)
(Those condominiums that are being developed or have already been constructed by developers, mainly consisting of Marubeni, Mitsubishi Estate and Tokyo Tatemono)
Selling & provision
TSUNAGU NEWWORK COMMUNICATIONS INC.

September 16, 2003

To whom it may concern:



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**SKY Perfect Communications Inc. Enters Marketing Alliance with usen Corp. in Content Distribution Business through FTTH and Capital Alliance with U's Communications Corp. through Allocation of New Shares to Third Parties**

We are pleased to make an announcement on the subject above in connection with the attached press release issued today jointly with usen Corp.

We estimate that the number of subscribers for the service via FTTH will be at least 500,000 as of March 2008. We expect that our consolidated business results will only be marginally impacted by this marketing and capital alliance.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

September 16, 2003
Press release

SKY Perfect Communications Inc.

usen Corp.

# Marketing Alliance between usen Corp. and SKY PerfecTV! in FTTH-Based Content Distribution Business, and Capital Alliance through Allocation of New Shares of U's Communications to Third Parties

SKY Perfect Communications, Inc. (Headquarters: Shibuya-ku, Tokyo. President and Representative Director: Hajime Shigemura; "SKY Perfect") and usen Corp. (Headquarters: Chiyoda-ku, Tokyo. President and CEO: Yasuhide Uno; "USEN") have agreed to enter into a marketing alliance involving SKY PerfecTV! multi-channel pay TV service and re-transmission service delivered through FTTH, which is to be provided by U's Communications Corp. (Headquarters: Chiyoda-ku, Tokyo. President and CEO: Yasuhide Uno), a wholly-owned subsidiary of USEN and a Type 1 telecommunications carrier.

This agreement is intended to establish a business alliance to increase sales involving SKY PerfecTV! multi-channel pay TV service and the terrestrial/BS (including BS digital) broadcast re-transmission service using optical fiber networks. UCOM will provide the optical fiber networks for OptiCast (Headquarters: Shibuya-ku, Tokyo. Representative: Masao Nito).

Details of the alliance between the two companies are as follows:

1. OptiCast will provide SKY PerfecTV! multi-channel pay TV service and the terrestrial/BS (including BS digital) re-transmission broadcast service using UCOM optical fiber networks.
2. USEN will launch sales of the above content distribution services to be provided by OptiCast.
3. SKY Perfect will take on the following new shares through an allocation of new shares to third parties to be conducted by UCOM, and invest 500,000,000 yen.
   (1) Common stock: 6,250 stocks
   (2) Price per share: 80,000 yen
   (3) Due date for payment: September 29, 2003
   (4) The ratio of SKY Perfect's shares to shares already issued: 1.3% (As of the end of September 2003)

This service is scheduled to be launched in spring, 2004, starting from suburban areas in Tokyo. The service will be a high value added broadband service for users, because it enables users to simultaneously use high-speed Internet communications of 100Mbps to be provided by UCOM, as well as the content distribution service to be provided by OptiCast through the introduction*1 of Wavelength Division Multiplexing technology*2 (WDM).

As a (cable) broadcaster under the Law Concerning Broadcast via Telecommunications Carriers' Facilities, OptiCast will begin providing SKY PerfecTV!, terrestrial, terrestrial digital and BS digital channels broadcast through optical fiber networks held by UCOM for condominiums where antenna installation is restricted or antennas cannot be installed in the appropriate direction for satellite reception.

In addition, the new service requires only one coaxial cable for receiving SKY PerfecTV! and BS digital broadcasts, although two coaxial cables need to be connected for condominiums previously. This will help improve the amenities at condominiums that did not previously permit the reception of all SKY PerfecTV! channels with the preexisting Satellite Master Antenna Television system.

As a metropolitan access carrier, USEN Group provides the broadband Internet services through FTTH for condominiums and office buildings in the large cities. The Group has connected optical fiber networks to approx. 20,000 condominiums and buildings in Japan since the business was launched in March 2001.

While ADSL users have been increasing in the process of expansion of the broadband market since last year, the demand for FTTH becomes obvious because it serves as a medium that enables more reliable high-speed communications and provides future broadcast services. We at USEN Group believe that this marketing alliance and capital increase will help establish a strategic alliance in the broadcasting field based on FTTH.

*1: This service is based on the premise that various procedures of the Ministry of Public Management, Home Affairs, Posts and Telecommunications will be completed.

* 2 WDM: Abbreviation of Wavelength Division Multiplexing. This is the high-speed transmission technology for multiplexing multiple data to single-core optical fiber networks. It uses multiple transmission waves with different wavelengths.

---

*Press Contact:

Suzuki, Public Relations of President Office, usen Corp.

TEL: 03-3509-7104 FAX: 03-3509-7103

SKY Perfect Communications Inc. Public Relations Dept.

TEL:03-5468-9400 FAX:03-5468-9399

(For reference)

1. Profile of SKY Perfect Communications Inc.

    (1) Company name: SKY Perfect Communications Inc.

    (2) Representative: Hajime Shigemura

    (3) Address: 2-15-1, Shibuya, Shibuya-ku, Tokyo

    (4) Date of establishment: November 10, 1994

    (5) Main business: Management of platform business centering on the digital satellite broadcast SKY PerfecTV!

    (6) Capital: 50,000 million yen

    (7) Major shareholders: Sony Broadcast Media Co., Ltd. (12.651%), Fuji Television Network, Inc. (12.651%), Itochu Corporation (12.651%)

2. Profile of OptiCast Inc.

    (1) Company name: OptiCast Inc.

    (2) Representative: Masao Nito
    (Current Managing Director of SKY Perfect Communications Inc.)

    (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

    (4) Date of establishment: June 2, 2003

    (5) Main business: Content distribution business through FTTH

    (6) Capital: 480 million yen

    (7) Shareholders: SKY Perfect Communications Inc. (100%)

3. Profile of usen Corp.

    (1) Company name: usen Corp.

    (2) Representative: Yasuhide Uno

    (3) Address: 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo

    (4) Date of establishment: September 7, 1964

    (5) Main business: Cable broadcasting, Broadband, Internet and so on

    (6) Capital: 17,957million yen

    (7) Major shareholders: Yasuhide Uno (64.99%), usen Corp. employees stock holding board (2.59%)

4. Profile of U's Communications Corp.

(1) Company name: U's Communications Corp.

(2) Representative: Yasuhide Uno

(3) Address: 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo

(4) Date of establishment: July 6, 2000

(5) Main business: Telecommunications

(6) Capital: 17,210 million yen

(7) Major shareholders: usen Corp. 55.9%, ITX Corporation 19.3%

5. Business model for the business alliance



U's Communications
(Telecommunications carrier)
Provision of optical fiber networks
Capital alliance
Terrestrial/BS broadcast (including digital)
Consent to re-transmission
OptiCast
((cable) broadcaster)
Platform business
SKY Perfect Communications Inc.
Content provider
Provision of programs
Content provider
Provision of broadcasting service
Business alliance
Condominium (customer)
Selling
usen Corp.

FILE No.
82—5113

To whom it may concern:

October 2, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)



# Total Registrations and DTH Subscribers as of the end of September 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of September 2003.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 39, 021 | 35, 542 |
| Churn | 25, 338 | 22, 365 |
| Churn Rate*3 | 8. 7% | 8. 8% |
| September Net Increase | 13, 683 | 13, 177 |
| Cumulative Total | 3, 517, 727 | 3, 073, 698 |

| SKY PerfecTV! | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 36, 559 | 33, 118 |
| Churn | 24, 910 | 21, 938 |
| Churn Rate*3 | 8. 7% | 8. 8% |
| September Net Increase | 11, 649 | 11, 180 |
| Cumulative Total | 3, 458, 902 | 3, 016, 163 |

| SKY PerfecTV! 2 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 2, 462 | 2, 424 |
| Churn | 428 | 427 |
| Churn Rate*3 | 9. 0% | 9. 2% |
| September Net Increase | 2, 034 | 1, 997 |
| Cumulative Total | 58, 825 | 57, 535 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

October 14, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)



## Announcement on the revision of the business results forecast

Based on the recent business movement, we announce that we revised the annual and semiannual business results forecast of Fiscal Year 2003 (from April 1, 2003 to March 31, 2004) published at the announcement of the annual business results of Fiscal Year 2002 on May 21, 2003 as follows;

1. Revision of the business results forecast

(1) Revision of the forecast of the non-consolidated results

① Revision of the forecast of the mid-term business results for the Fiscal Year ending March 31, 2004 (April 1, 2003 – September 30, 2003)

(millions of yen)

| | Revenues | Profit/Loss before Income Taxes | Mid-term Net Profit/Loss |
|---|---|---|---|
| Previous forecast (A) | 35,500 | 3,500 | 3,500 |
| Revised forecast (B) | 34,300 | 4,300 | 3,800 |
| Difference (B)-(A) | △1,200 | 800 | 300 |
| Rate of change (%) | △3.4% | 22.9% | 8.6% |
| (Ref;) Mid-term business results of the previous fiscal year (the Fiscal Year ending March 31, 2003) | 33,490 | △18,129 | △18,228 |

② Revision of the forecast of the business results for the Fiscal Year ending March 31, 2004 (April 1, 2003 – March 31, 2004)

(millions of yen)

| | Revenues | Profit/Loss before Income Taxes | Net Profit/Loss |
|---|---|---|---|
| Previous forecast (A) | 72,500 | 3,000 | 3,000 |
| Revised forecast (B) | 71,400 | 3,700 | 3,300 |
| Difference (B)-(A) | △1,100 | 700 | 300 |

| | | | |
|---|---|---|---|
| Rate of change (%) | △1.5% | 23.3% | 10.0% |
| (Ref;) Business results of the previous fiscal year (the Fiscal Year ending March 31, 2003) | 68,179 | △17,449 | △18,372 |

(2) Revision of the forecast of the consolidated results

① Revision of the forecast of the consolidated mid-term business results for the Fiscal Year ending March 31, 2004 (April 1, 2003 – September 30, 2003)

(millions of yen)

| | Revenues | Profit/Loss before Income Taxes | Mid-term Net Profit/Loss |
|---|---|---|---|
| Previous forecast (A) | 36,500 | 3,000 | 3,300 |
| Revised forecast (B) | 35,600 | 4,100 | 3,700 |
| Difference (B)-(A) | △900 | 1,100 | 400 |
| Rate of change (%) | △2.5% | 36.7% | 12.1% |
| (Ref;) Mid-term business results of the previous fiscal year (the Fiscal Year ending March 31, 2003) | 34,526 | △18,571 | △18,586 |

② Revision of the forecast of the consolidated business results for the Fiscal Year ending March 31, 2004 (April 1, 2003 – March 31, 2004)

(millions of yen)

| | Revenues | Profit/Loss before Income Taxes | Net Profit/Loss |
|---|---|---|---|
| Previous forecast (A) | 75,000 | 2,500 | 3,000 |
| Revised forecast (B) | 73,800 | 3,200 | 3,000 |
| Difference (B)-(A) | △1,200 | 700 | — |
| Rate of change (%) | △1.6% | 28.0% | — |
| (Ref;) Business results of the previous fiscal year (the Fiscal Year ending March 31, 2003) | 70,373 | △19,025 | △18,893 |

2. The reasons for the revision

(1) Non-consolidated business results forecast

We forecast that our mid-term business results of the revenues will be lower than we previously expected because of a little less subscriber addition and the more churn rate than we previously expected. On the other hand, we can forecast that the profit before income taxes will exceed the figure we previously expected by 800 million yen because we reduced the sales promotion expense from the figure we originally planed toward the second half of the Fiscal Year 2003. We forecast that our mid-term business results in the net profit will exceed the figures we previously expected by 300 million yen because we recognized extraordinary loss for the change of the calculation method of retirement pay obligation and estimated loss on the investment securities in the business results of 1Q.

We revised the annual business results forecast to exceed previous forecast by 700 million yen in

the profit before income taxes because of the increase of subscriber addition in the second half when we expect to strengthen contents and promotion for them, and by 300 million yen in the net profit because of the extraordinary loss mentioned above, although we recognize the trend of mid-term revenues.

(2) Consolidated business results forecast

We forecast, for the same reason as the non-consolidated business results forecast, that our mid-term business results in the profit before income taxes and the net profit will exceed the figure we previously expected by 1.1 billion yen and by 400 million yen respectively, although the revenues will be less than what we previously expected.

We revised the annual results forecast of the profit before income taxes to exceed previous forecast by 700 million yen for the same reason as the non-consolidated business results forecast, although the revenues forecast will be less than we previously expected. We kept the annual results forecast of the net profit unchanged in consideration of the loss of minor shareholders etc. in addition to the same reason as the non-consolidated business results forecast.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113



October 16, 2003

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Notice Regarding the Ratio of Foreigners' Stockholding

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 15.615% (calculated with the formula determined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications) of total stocks with voting rights as of October 15, 2003.

1. Percentage stockholding of foreigners as of October 15, 2003

| | |
|---|---|
| Number of stocks owned by foreigners<br>(Number of stocks with voting rights: [A]) | 349,396<br>(349,396) |
| Number of total stocks issued<br>(Number of stocks with voting rights: [B]) | 2,237,509<br>(2,237,509) |
| Percentage stockholding of foreigners<br>[A/B x 100 (rounded to the third decimal place)] | 15.615% |

* Number of stocks with no voting rights deducted from the number of total stocks issued:

Treasury Stock; 0 stock (as of October 15, 2003)

2. Date of public announcement

October 22, 2003 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)

Under the Broadcast Law, Article 52-8, Paragraph 1, we may refuse a request by foreign persons who own our stocks (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations) to have their name entered in our shareholder register if our acceptance of the request would result in the 20 percent threshold being exceeded.

Meanwhile, under the Broadcast Law, Article 52-8, Paragraph 2, for as long 15 percent or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to make public the percentage every six months pursuant to our Articles of Incorporation.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

SKY PerfecTV!
October 29, 2003

**Consolidated Semi-Annual Report Release for the year ending March 2004**

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)

Stock Exchange: Tokyo Stock Exchange Mothers
Head Office: Tokyo

Representative: Hajime Shigemura, Representative Director and President
Attn: Norio Sato, General Manager of Finance & Accounting Dept.
Tel.: (03)5468-7800
Board Meeting Date: October 29, 2003
Adoption of U.S. GAAP: Not applicable

**1. Consolidated Business Results (April 1, 2003 through September 30, 2003)**

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

| | Operating Revenues | | Operating Income | | Recurring Income | |
|---|---|---|---|---|---|---|
| | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) |
| Six months ended September 30, 2003 | 35,610 | 3.1 | 3,737 | - | 4,152 | - |
| Six months ended September 30, 2002 | 34,526 | 19.7 | -18,118 | - | -18,571 | - |
| Year ended March 31, 2003 | 70,373 | 18.4 | -18,311 | - | -19,025 | - |

| | Net Income | | Net Income per Share | Net Income per Share (fully diluted) |
|---|---|---|---|---|
| | (millions of yen) | (%) | (yen) | (yen) |
| Six months ended September 30, 2003 | 3,802 | - | 1,699.31 | 1,697.88 |
| Six months ended September 30, 2002 | -18,586 | - | -8,307.78 | - |
| Year ended March 31, 2003 | -18,893 | - | -8,444.56 | - |

*(Notes)*

1. *Investment profit and loss in equity method:*
   *Six months ended September 30, 2003: -49 million yen*
   *Six months ended September 30, 2002: -24 million yen*
   *Year ended March 31, 2003: -55 million yen*
2. *Average number of outstanding shares during each period (Consolidated basis):*
   *Six months ended September 30, 2003: 2,237,381 shares*
   *Six months ended September 30, 2002: 2,237,282 shares*
   *Year ended March 31, 2003: 2,237,312 shares*

3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues represent the ratio of increase/decrease compared to the same period of the prior year.*

(2) Consolidated Financial Condition

| | Total Assets | Shareholders' Equity | Ratio of Shareholders' Equity to Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (%) | (yen) |
| Six months ended September 30, 2003 | 125,239 | 92,332 | 73.7 | 41,265.93 |
| Six months ended September 30, 2002 | 122,506 | 89,110 | 72.7 | 39,829.91 |
| Year ended March 31, 2003 | 117,341 | 88,795 | 75.7 | 39,687.86 |

*(Notes)*

*Number of outstanding shares as of the end of each period (Consolidated basis):*
*Six months ended September 30, 2003: 2,237,509 shares*
*Six months ended September 30, 2002: 2,237,282 shares*
*Year ended March 31, 2003: 2,237,351 shares*

(3) Consolidated Cash Flow

| | Cash Flow by Operating Activities | Cash Flow by Investing Activities | Cash Flow by Financing Activities | Balance of Cash and Cash Equivalents at end of period |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (millions of yen) | (millions of yen) |
| Six months ended September 30, 2003 | 5,109 | 787 | -329 | 43,665 |
| Six months ended September 30, 2002 | -5,564 | -2,985 | -315 | 48,781 |
| Year ended March 31, 2003 | -7,135 | -11,796 | -661 | 38,102 |

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 4

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method

| | | | |
|---|---|---|---|
| Consolidated (new): | 1 | Equity method (new): | 0 |
| (excluded): | 0 | (excluded): | 0 |

## 2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

| | Operating Revenues | Recurring Income | Net Income |
|---|---|---|---|
| | (millions of yen) | (millions of yen) | (millions of yen) |
| Year ending March 31, 2004 | 73,800 | 3,200 | 3,000 |

*(Reference)*
*Estimated net income per share (annual): 1,340.78 yen*

(Note) The above forecast has been created based on information available as of the date of this report. Actual business results may differ from forecast figures due to various subsequent factors.

To whom it may concern:

October 29, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)



## Summary of Business Results for 1st Half of Fiscal Year 2003 (Supplement)

### 1. Subscriber Addition and Churn

(Thousands of people)

| | 1H/FY02 | 1H/FY03 | Difference | 2Q/FY02 | 2Q/FY03 |
|---|---|---|---|---|---|
| Total Sub. Net Addition (SKY PerfecTV/2) | 259 (21) | 92 (17) | △166 (△5) | 69 (21) | 45 (8) |
| Total Sub. at Period End (SKY PerfecTV/2) | 3,300 (21) | 3,518 (59) | 217 (38) | 3,300 (21) | 3,518 (59) |
| New DTH Sub. (SKY PerfecTV/2) | 371 (21) | 217 (19) | △154 (△2) | 120 (21) | 106 (9) |
| Number of DTH Churn (SKY PerfecTV/2) | 103 (0) | 133 (2) | 31 (2) | 57 (0) | 66 (1) |
| DTH Sub. Net Addition (SKY PerfecTV/2) | 268 (20) | 84 (17) | △185 (△4) | 63 (20) | 40 (8) |
| DTH Sub. at Period End (SKY PerfecTV/2) | 2,879 (20) | 3,074 (58) | 195 (37) | 2,879 (20) | 3,074 (58) |
| DTH Churn Rate (%) | 7.5% | 8.8% | △1.3 | 8.0% | 8.7% |

- Although area marketing, etc. proved effective, the number of new DTH subscribers was 154 thousand down from last year, falling to 217 thousand with the absence this semi-annual period of the FIFA World Cup Korea/Japan™, which contributed to a dramatic increase in registrations for this period last year, and due to the fact that powerful content will be released in the latter half of the year.

- Also, the churn rate, compared to last year when it remained low at 7.5% thanks to the World Cup, rose 1.3 point to 8.8% this year.

- As a result, the cumulative number of DTH subscribers at the end of this semi-annual period stood at 3,074 thousand, which represents an increase of 195 thousand from the same time last year.

## 2. Business Results

Financial Summary (April 1, 2003 – September 30, 2003)

(Millions of Yen)

| Consolidated | 1H/FY02 | 1H/FY03 | Difference | Difference (%) | 2Q/FY02 | 2Q/FY03 |
|---|---|---|---|---|---|---|
| Revenues | 34,526 | 35,610 | 1,083 | 3.1% | 17,049 | 17,770 |
| Operating Profit/Loss | △18,118 | 3,737 | 21,855 | – | 374 | 1,484 |
| Profit/Loss before Income Taxes | △18,571 | 4,152 | 22,723 | – | 509 | 1,461 |
| Net Profit/Loss | △18,586 | 3,802 | 22,388 | – | 770 | 1,493 |
| Total Assets | 122,506 | 125,239 | 2,733 | 2.2% | 122,506 | 125,239 |
| Total Shareholder's Equity | 89,110 | 92,332 | 3,222 | 3.6% | 89,110 | 92,332 |
| Cash Flow from Operating Activities | △5,564 | 5,109 | 10,673 | – | △3,300 | 1,073 |
| Cash Flow from Investing Activities | △2,985 | 787 | 3,772 | – | 3,302 | △3,113 |
| Cash Flow from Financing Activities | △315 | △329 | △13 | – | △225 | △149 |
| Cash and Cash Equivalents at the Period End | 48,781 | 43,665 | △5,115 | △10.5% | 48,781 | 43,665 |

| Non-Consolidated | 1H/FY02 | 1H/FY03 | Difference | Difference (%) | 2Q/FY02 | 2Q/FY03 |
|---|---|---|---|---|---|---|
| Revenues | 33,490 | 34,386 | 896 | 2.7% | 16,523 | 17,154 |
| Operating Profit/Loss | △17,710 | 3,850 | 21,561 | – | 1,050 | 1,524 |
| Profit/Loss before Income Taxes | △18,129 | 4,305 | 22,435 | – | 1,195 | 1,533 |
| Net Profit/Loss | △18,228 | 3,881 | 22,109 | – | 1,183 | 1,531 |
| Total Assets | 114,550 | 118,663 | 4,113 | 3.6% | 114,550 | 118,663 |
| Total Shareholder's Equity | 89,998 | 93,462 | 3,464 | 3.9% | 89,998 | 93,462 |

- Although the number of new subscribers was down from the same period last year when the World Cup was held, the cumulative number of subscribers increased to over three million. Also, SkyPerfecTV! 2, compared to four months period in the same period last year, this year contributed revenues over the full semi-annual period thereby increasing transmission-related revenues. These two factors meant that operating profit was up 3.1% on a consolidated basis, and 2.7% on a non-consolidated basis from the interim period last year.

- In terms of profit and loss, as the cumulative number of DTH subscribers broke through the three

million mark, which we consider to be the break-even point, consolidated net profit this interim period and consolidated net profit for Q2 were both in positive figures at 3,802 million yen and 1,493 million respectively. This represents a drastic increase in profits in comparison with the same period last year when high operating expenses were incurred as the promotion expenses with the recognition of World Cup broadcasting rights and related program production, and sales incentives for boosting subscriber numbers.

- In relation to the capital policy released on April 25, 2003, capital-reduction measures came into effect as of August 1, with an unappropriated loss at the end of the fiscal year ending March 2003 of 123,758 million yen being fully cleared.

- Looking at consolidated cash flow, cash flow from operating activities stood at 5,109 million yen after drastic improvements in consolidated semi-annual net profit, while cash flow from investing activities stood at 787 million yen generated by the difference made on acquisition and redemption in association with the securities investments with surplus capital. However, cash flow from financing activities stood at minus 329 million yen due to the repayment of installment loans. As a result, net cash and cash equivalents at the end of period stood at 43,665 million yen.

3. Forecast for Fiscal Year Ending March 2004 (from April 1, 2003 to March 31, 2004)

(Thousands of People, Millions of Yen)

| | FY02 Result | FY03 Original Forecast* | FY03 Revised Forecast | Difference |
|---|---|---|---|---|
| New DTH Sub. (thousands) | 610 | 500 | 500 | — |
| DTH Sub. Net Addition (thousands) | 380 | 240 | 224 | △16 |
| DTH Sub. at Period End (thousands) | 2,990 | 3,230 | 3,214 | △16 |
| Total Sub. at Period End (thousands) | 3,425 | 3,665 | 3,649 | △16 |
| DTH Churn Rate (%) | 8.2% | 8.4% | 8.9% | 0.5% |
| Consolidated | | | | |
| Revenues | 70,373 | 75,000 | 73,800 | △1,200 |
| Profit/Loss before Income Taxes | △19,025 | 2,500 | 3,200 | 700 |
| Net Profit/Loss | △18,893 | 3,000 | 3,000 | — |
| Non-consolidated | | | | |
| Revenues | 68,179 | 72,500 | 71,400 | △1,100 |
| Profit/Loss before Income Taxes | △17,449 | 3,000 | 3,700 | 700 |
| Net Profit/Loss | △18,372 | 3,000 | 3,300 | 300 |

＊1 Forecast at the time of the announcement of business results on May 21, 2003.

＊2 Forecast shown in the Profit & Loss section of "The announcement of revision of business results forecast" dated October 14, 2003.

● The number of new DTH subscribers in this semi-annual period is slightly down from initial forecasts, but taking into account the fact that powerful content will be released in the latter half of the year including the "UEFA Champions League" that went to air on September 17, 2003, and the "Disney Channel" to be launched on November 18, 2003, and the strengthened promotions heading into the end-of-year bonus season, the number of new DTH subscribers looks to remain at 500 thousand as was previously forecast.

- Given the semi-annual DTH churn rate result of 8.8%, the full-year forecast churn rate is revised from 8.4% to 8.9%. As a result, the number of DTH subscribers at period end will be 16 thousand down on the original forecast of 3,230 thousand to stand at 3,214 thousand.

- Taking into consideration that average subscription fees per subscriber is expected to be under original forecasts alongside the aforementioned increase in the DTH churn rate, consolidated operating profit is forecast to be 73,800 million yen, which is 1,200 million yen down from the original forecast.

- In terms of profit and loss, there is no change to the consolidated net profit forecast of 3,000 million yen. This is largely the result of the extraordinary loss recorded in association with the change in the accounting method for retirement benefits payable from the conventional rule of thumb to the commonly accepted method, an appraisal loss on investment securities, and the fact that an improvement in the forecast results for consolidated subsidiaries is expected.



* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

November 5, 2003



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers as of the end of October 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of October 2003.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 34, 275 | 32, 622 |
| Churn | 25, 179 | 24, 278 |
| Churn Rate*3 | 8. 6% | 9. 5% |
| October Net Increase | 9, 096 | 8, 344 |
| Cumulative Total | 3, 526, 823 | 3, 082, 042 |

| SKY PerfecTV! | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 31, 778 | 30, 163 |
| Churn | 24, 610 | 23, 710 |
| Churn Rate*3 | 8. 5% | 9. 4% |
| October Net Increase | 7, 168 | 6, 453 |
| Cumulative Total | 3, 466, 070 | 3, 022, 616 |

| SKY PerfecTV! 2 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 2, 497 | 2, 459 |
| Churn | 569 | 568 |
| Churn Rate*3 | 11. 6% | 11. 8% |
| October Net Increase | 1, 928 | 1, 891 |
| Cumulative Total | 60, 753 | 59, 426 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399